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December 14, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

ATTN: Document Control - Edgar

RE:   Post-Effective Amendment No. 47 on Form N-4
      RiverSource Variable Account 10
      File Nos. 333-79311 and 811-07355
      RiverSource Retirement Advisor Advantage Plus Variable Annuity RiverSource Retirement Advisor Select Plus Variable Annuity

Dear Commissioners:

On behalf of RiverSource Variable Account 10 ("Registrant"), RiverSource Life Insurance Company is filing electronically Registrant's Post-Effective Amendment No. 47 ("Amendment No. 47") on Form N-4 pursuant to Rule 485(b) of the Securities Act of 1933. The supplement to the prospectus has been marked to show changes from Registrant's Post-Effective Amendment No. 46 filed under Rule 485(a)(1) on or about October 15, 2007 under this Registration Statement as a template filing to add enhanced version of Guaranteed Minimum Withdrawal Benefit Rider. Registrant received comments on or about December 4, 2007. Registrant replied to Staff's comments via correspondence filed on or about December 13, 2007. Staff had no further comments at that time.

This Amendment No. 47 does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

The Prospectus and combined Statement of Additional Information relating to the above-listed supplement, filed electronically as Post-Effective Amendment No. 42 to Registration Statement 333-79311 on or about April 24, 2007 are incorporated by reference.

If you have any questions, please contact me at 612-678-0175 or Boba Selimovic at 612-671-7449.

Sincerely,


/s/ Elisabeth A. Dahl
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Elisabeth A. Dahl
Assistant General Counsel and
Assistant Secretary
RiverSource Life Insurance Company